SEC File Number - 0-7796
                           CUSIP Number - 92861K 10 0

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK  ONE):  /X/Form  10-KSB / /Form 20-F / /Form 11-K / /Form 10-Q /
/Form N-SAR

      For Period Ended: December 31, 1998 / / Transition Report on Form 10-K / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR
      For the Transition Period Ended:


READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART   I -- REGISTRANT INFORMATION Voice It Worldwide, Inc.

Full Name of Registrant


                           Former Name if Applicable

                          2643 Midpoint Drive, Suite A

           Address of Principal Executive Office (Street and Number)

                          Fort Collins, Colorado 80524

                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/   (b) The  subject  annual  report  on Form  10-KSB  will be filed on or before the fifteenth  calendar day following the  prescribed due date;
          and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not filed within the prescribed time period.

The Registrant's management has been focusing its recent efforts on its proposed Plan of Reorganization under the Bankruptcy Act.
Accordingly,
management has not been able to devote the requisite effort and time necessary to complete the Form 10-KSB by its required filing date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Andrew N. Bernstein, Esq.           (303)            770-7131
         (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/Yes / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / /Yes /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


               Voice It Worldwide, Inc.
    (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date March 31, 1999                        By  /s/  J. FREDRICK WALTERS
         -----------------------------------       --------------------
                                                   J. Fredrick Walters,
                                                   Chairman of the Board of
                                                   Directors